SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*

                              McMoRan Oil & Gas Co.
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    582445102
                                  (Cusip Number)

                                J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   July 6, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 5,395,739 shares, which constitutes approximately 12.6% of the 42,863,357 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 42,844,007 shares outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 5,022,307 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 5,022,307 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,022,307

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /


13.  Percent of Class Represented by Amount in Row (11):  11.7%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 154,082
Number of
Shares
Beneficially   8.   Shared Voting Power: 5,022,307 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: 154,082
Person
With
               10.  Shared Dispositive Power: 5,022,307 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,195,739 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  12.1% (3)

14.  Type of Reporting Person: IN
-------------
(1) Solely in his capacity as one of two general partners of Alpine Capital, L.P. with respect to 5,022,307 shares of the Stock.
(2) Includes 19,350 shares issuable upon exercise of options granted to Mr. Bruce pursuant to a stock option plan.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 42,863,357 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 5,022,307 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 5,022,307 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,022,307 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  11.7%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 5,022,307 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 5,022,307 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,022,307 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 11.7%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /   /

                                             (b)  / X /

3.   SEC Use Only

4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power: 200,000 (1)

Number of Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting           9.   Sole Dispositive Power: 200,000 (1)
Person
With
                    10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     200,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.5%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President and sole director, Robert M.
     Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                             (a)  /   /

                                             (b)  / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

                    7.   Sole Voting Power: 200,000 (1)

Number of Shares
Beneficially        8.   Shared Voting Power: -0-
Owned By
Each
Reporting           9.   Sole Dispositive Power: 200,000 (1)
Person
With
                    10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     200,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.5%

14.  Type of Reporting Person: IN

------------
(1)  Solely in his capacity as President and sole director of Keystone, Inc.

     Pursuant to Rule 13d-2(a) of Regulation D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated January 15, 1998, as amended by Amendment No. 1 dated February 4, 1998, as amended by Amendment No. 2 dated May 19, 1998, and as amended by Amendment No. 3 dated June 8, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share, of McMoRan Oil & Gas Co. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

     Keystone, Inc., a Texas corporation ("Keystone"), and Robert M. Bass ("RMB") hereby join this filing because they may be deemed to constitute a "group" with the Reporting Persons within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Keystone or RMB or the other Reporting Persons that a group exists. As used hereinafter, the term "Reporting Persons" shall also include reference to Keystone and to RMB.

     Paragraphs (b) - (c) of Item 2 hereby are partially amended by adding at the end thereof the following:

     KEYSTONE

     Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76012. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone are as follows:

     RESIDENCE OR                              PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS              OR EMPLOYMENT

RMB 201 Main St., Ste. 3100                         President of
Keystone              Fort Worth, Texas  76102

Crandall              201 Main St., Ste. 3100       Vice President-
    Fort Worth, Texas  76102                        Finance of Keystone

Glenn R. August       65 E. 55th Street             Managing Director of
    New York, NY  10022                             Oak Hill Partners, Inc.

David G. Brown        201 Main St., Ste. 3100       Vice President of and
    Fort Worth, Texas  76102                        Consultant to Keystone

Daniel L. Doctoroff   65 E. 55th Street             Managing Director of
    New York, NY  10022                             Oak Hill Partners, Inc.

Steven Gruber         65 E. 55th Street             Managing Director of
    New York, NY  10022                             Oak Hill Partners, Inc.

Mark A. Wolfson       201 Main St., Ste. 3100       Vice President of and
    Fort Worth, Texas  76102                        Consultant to Keystone

W. Robert Cotham      201 Main St., Ste. 2600       Vice President/
    Fort Worth, Texas 76102                         Controller of BEPCO

Gary W. Reese         201 Main St., Suite 2600      Treasurer of BEPCO
    Fort Worth, Texas 76102

James N. Alexander    201 Main St., Ste. 3100       Vice President of
    Fort Worth, Texas  76102                        Keystone

Bernard J. Carl       201 Main St., Ste. 3100       Vice President of
    Fort Worth, Texas  76102                        Keystone

    Oak Hill Partners, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Acadia Partners, L.P. ("Acadia"). Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Oak Hill Partners, Inc. is 65 E. 55th Street, New York, NY 10022.

    BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

    (d) - (f)

    No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 is hereby amended in its entirety to read as follows:

    The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine          Working Capital(1)     $19,402,212.44(2)

     Bruce           Personal Funds (3)         $   440,787.00(4)

     Algenpar        Not Applicable         Not Applicable

     Crandall        Not Applicable         Not Applicable

    Keystone        Working Capital(1)     $   856,000.00

    RMB             Not Applicable         Not Applicable

    (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

    (2) Represents funds expended to acquire 4,962,307 shares of the Stock. 60,000 shares of the Stock were acquired by Alpine for no consideration pursuant to a distribution of the Stock of the Issuer by the former corporate parent of the Issuer to its stockholders.

    (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

    (4) Represents funds expended to acquire 153,082 shares of the Stock. 1,000 shares of the Stock were acquired by Bruce for no consideration pursuant to a distribution of the Stock of the Issuer by the former corporate parent of the Issuer to its stockholders.

Item 4.  PURPOSE OF TRANSACTION.

    No material change.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Item 5 is hereby amended in its entirety to read as follows:

    (a)

    ALPINE

    The aggregate number of share of Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 5,022,307, which constitutes approximately 11.7% of the outstanding shares of Stock.

    BRUCE

    Because of his position as one of two general partners of Alpine, his individual ownership of 154,082 shares of the Stock and his individual ownership of options to purchase 19,350 shares of the Stock, Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 5,195,739 shares of the Stock, which constitutes approximately 12.1% of the shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

    ALGENPAR

    Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,022,307 shares of Stock, which constitutes approximately 11.7% of the outstanding shares of Stock.

    CRANDALL

    Because of his positions as President and sole stockholder of Algenpar, one of two general partners of Alpine, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,022,307 shares of Stock, which constitutes approximately 11.7% of the outstanding shares of Stock.

    KEYSTONE

    The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 200,000, which constitutes approximately 0.5% of the outstanding shares of the Stock.

    RMB

    Because of his position as the President and sole director of Keystone, RMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 200,000 shares of the Stock, which constitutes approximately 0.5% of the outstanding shares of the Stock.

    To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Stock.

    (b)

    ALPINE

    Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,022,307 shares of Stock.

    BRUCE

    As one of two general partners of Alpine, Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,022,307 shares of Stock. In his individual capacity, Bruce has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 154,082 shares of Stock.

    ALGENPAR

    As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,022,307 shares of Stock.

    CRANDALL

    As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,022,307 shares of Stock.

    KEYSTONE

    Acting through RMB, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 200,000 shares of the Stock.

    RMB

    As the President and sole director of Keystone, RMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 200,000 shares of the Stock.

    (c) Since the last filing on Schedule 13D, the Reporting Persons have purchased shares of the Stock in transactions on the Nasdaq National Market as follows:

REPORTING                     NO. OF SHARES         PRICE PER
 PERSON         DATE          PURCHASED            SHARE

Alpine        06/10/98          55,000            $ 4.08
Alpine        06/12/98          50,000              4.28
Alpine        06/15/98         100,000              4.34
Alpine        06/18/98          28,000              4.46
Alpine        06/19/98         150,000              4.50
Keystone      07/06/98         200,000              4.28

    Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock since the last filing on Schedule 13D.

    (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

    (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  July 9, 1998

                                  ALPINE CAPITAL, L.P.

                                  By: /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager


                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III


                                  ALGENPAR, INC.

                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President


                                  /s/ J. Taylor Crandall
                                  J. TAYLOR CRANDALL


                                 KEYSTONE, INC.

                                 By: /s/ W. R. Cotham
                                 W. R. Cotham,
                                 Vice President


                                 /s/ W. R. Cotham
                                 W. R. COTHAM,
                                 Attorney-in-Fact for:

                                 ROBERT M. BASS (1)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange
        Commission.
                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1   Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith